Exhibit 19

Insider Trading, Hedging and Pledging

GP No. 10.07

Last Revised: December 30, 2024

1.	What is Matson’s insider trading policy?

Matson’s Insiders (as defined below) shall not:

●	trade or recommend trading in Matson stock or other securities based on Material Nonpublic Information, or
●	enter into speculative transactions or hedging/monetization transactions involving Matson stock or other Matson securities.

This policy also applies to all Insiders’ spouses or significant others, minor children, adult family members sharing the same household and any person, accounts or entities over which an Insider has investment discretion or control, such as a trust for which the Insider serves as trustee.

2.	Key definitions
a.

Who is an Insider? An “Insider” is anyone who, as a result of their relationship with Matson, may learn or gain access to Material Nonpublic Information about Matson, its subsidiaries or about any other company with which Matson has dealings. Insiders include Matson’s directors, executive officers, employees, consultants and contractors with access to Matson information.

b.

Material Nonpublic Information versus Public Information. “Material Nonpublic Information” is any information about Matson’s or other companies’ operations or finances that is both “material” and “nonpublic.” The principal test of materiality is whether the information would be considered important by a reasonable investor in deciding whether to buy or sell Matson stock or other securities. Information is “nonpublic” until it is generally available to the investing public. Matson information is nonpublic until (i) it is announced by an authorized Matson spokesperson and (ii) the public has had two business days to evaluate it.

Once information meets these two criteria, it is thereafter treated as “Public Information.”

c.

Activities considered to be “Trading.” “Trading in stock or other securities” includes both purchases and sales of Matson stock and other securities, and purchases and sales of puts, calls and options in securities, and the sale of Matson shares in connection with the exercise of a Matson stock option. Certain gifts and charitable donations of Matson stock or other securities are also subject to this policy.

d.

No Trading on the basis of Material Nonpublic Information. Insiders must not trade or recommend trading in Matson’s stock or other securities based on Material Nonpublic Information about Matson. Insiders also must not trade or recommend trading in the stock or other securities of another company that has a relationship with Matson (such as customers, suppliers, vendors or other business partners) based on Material Nonpublic Information about such other company or its securities obtained in the course of the Insider’s employment or relationship with Matson.

e.

No Tipping of Material Nonpublic Information. Insiders must not reveal Material Nonpublic Information to another person if it is reasonably foreseeable that such person will use the information for trading in stock or other securities or pass the information to others for the purpose of trading in stock or other securities.

3.	No speculation in Matson’s securities

Insiders may not trade in options, warrants, puts and calls or similar instruments on Matson stock or other securities or sell Matson stock or other securities “short.” The simultaneous sale through a broker of some or all of the shares acquired through the exercise of an option granted under a Matson compensation plan (i.e., a cashless exercise of options) is not considered a short sale, but such activity is subject to the trading restrictions discussed in this policy and other applicable Matson policies.

4.	No hedging or pledging of Matson securities

Insiders are prohibited from entering into hedging or monetization transactions involving Matson stock or other securities.

Matson’s directors and executive officers are also prohibited from holding Matson stock or securities in a margin account or otherwise pledging Matson stock or securities as collateral for a loan because a margin sale or a sale of pledged Matson securities may occur at a time when the director or executive officer is aware of Material Nonpublic Information or is otherwise not permitted to trade in Matson securities.

5.	Trading blackout period and preclearance

To help protect against even the appearance of insider trading, Matson has instituted a trading blackout for directors, executive officers and other select individuals in the organization (“Designated Insiders”). The blackout period begins two weeks before the end of each fiscal quarter and continues through the second business day after the date of the first effective public dissemination of Matson’s earnings. Designated Insiders may not trade any Matson securities until the opening of business on the third business day after the date of the first effective public dissemination of Matson’s earnings, so long as the Designated Insider is not aware of Material Nonpublic Information.

From time to time, other types of Material Nonpublic Information regarding Matson may be pending and not be publicly disclosed. During such time, Matson may impose special blackout periods during which any Insider (or Designated Insider) who has been notified by Matson that he/she is subject to the event-specific blackout will be prohibited from trading in Matson securities.

Designated Insiders must notify the General Counsel or the Corporate Secretary prior to conducting any transactions in Matson securities.

6.	Trading plans

Insiders may trade in Matson securities if the transaction is made pursuant to a pre-arranged trading plan (a “Rule 10b5-1 Trading Plan”) that was entered into when the Insider was not aware of Material Nonpublic Information. A Rule 10b5-1 Trading Plan must be written and shall specify the amount of securities to be traded, the date on which such securities will be traded and the trading price. In the alternative, a Rule 10b5-1 Trading Plan may establish a formula for determining such items. Rule 10b5-1 Trading Plans may not be adopted when the Insider is aware of Material Nonpublic Information. A Rule 10b5-1 Trading Plan may be amended or replaced only during periods when trading is permitted under this policy. All Rule 10b5-1 Trading Plans, and any amendments or terminations, must be pre-approved by the Law Department and comply with the requirements of Rule 10b5-1.

In addition, the following conditions must be satisfied:

●	Cooling-Off Periods. Rule 10b5-1 Trading Plans adopted by directors and officers must provide that trading under the plan cannot begin until the later of: (1) 90 days following plan adoption or modification; or (2) two business days following the filing of the Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or modified. For other employees, the applicable cooling-off period is 30 days after the plan adoption or modification. Any change to the amount, price or timing of the purchase or sale of the securities underlying the Rule 10b5-1 Trading Plan constitutes termination of such plan and the adoption of a new plan, triggering the same cooling-off period described above. Adjustments for stock splits or a change in account information will not trigger a new cooling-off period.
●	Director and Officer Certifications. When adopting a new or modified Rule 10b5-1 Trading Plan, a director or officer must include a written representation certifying that he or she (1) is not aware of any material nonpublic information about Matson or its securities; and (2) is adopting or modifying the plan in good faith and not as a plan or scheme to evade the prohibitions of Rule 10b 5.
●	Prohibition on Overlapping Plans. A person (other than the Company) is prohibited from having multiple, overlapping Rule 10b5 1 Trading Plans. A person may have two separate Rule 10b5-1 Trading Plans so long as (a) the later-commencing plan does not begin trading during the cooling-off period that would have applied if the later-commencing plan was adopted on the date the earlier-commencing plan terminates, and (b) the plans meet all other conditions applicable to Rule 10b5-1 plans.
●	Restrictions on Single-Trade Plans. In any 12-month period, a person is limited to one “single-trade plan” – one designed to effect the open market purchase or sale of the total amount of the securities subject to the plan in a single transaction.
●	Act in Good Faith. A person entering into a Rule 10b5-1 Trading Plan must act in good faith with respect to that plan.

7.	Equity award vesting and other exemptions

This policy does not apply in the case of the following transactions (although these transactions may nevertheless be subject to the requirements of Section 16 of the Securities Exchange Act of 1934 applicable to directors and executive officers):

●	Restricted Stock Unit Awards. This policy does not apply to the vesting of restricted stock units or the withholding of shares to satisfy tax withholding requirements upon the vesting of any restricted stock units. This policy does apply, however, to any market sale of shares acquired upon vesting of restricted stock units.
●	Transfers of Matson securities to or from a family or testamentary trust.
8.	Penalties for violating securities laws or this policy

Federal law imposes heavy penalties on those who buy or sell stock or other securities while aware of Material Nonpublic Information or pass the information along to anyone who may use it to buy or sell stock or other securities. Potential penalties include criminal fines, prison terms and civil penalties. In addition, Matson may face liability. Because of the severe consequences for violating the insider trading rules, Insiders who are uncertain about whether they may trade must consult with the General Counsel or Corporate Secretary before initiating a trade.

9.	Post-termination transactions

With the exception of the preclearance requirements discussed above, this policy continues to apply even after termination of an Insider’s service with Matson. If an Insider is aware of Material Nonpublic Information when their service terminates, the Insider may not trade in stock or other securities of Matson until that information is no longer material or has become Public Information.

10.	Notification of and consultation with Matson’s Law Department

If you have any questions regarding any aspect of this policy, you should consult with the General Counsel or the Corporate Secretary and abstain from trading in the relevant securities, or from disclosing the information until the General Counsel or the Corporate Secretary confirms the information is not material or is Public Information. If you are aware of or suspect a violation of this policy, you should notify the General Counsel or the Corporate Secretary immediately.

11.	Transactions by Matson

From time to time, Matson may engage in transactions in its own securities, including share issuances and repurchases. Matson’s practices with respect to share issuances and repurchases, which are overseen by the Treasury and Law Departments (and approved by the Board of Directors or appropriate committee, if required), are designed to promote compliance with applicable insider trading and other securities laws, rules, regulations and listing standards. Transactions pursuant to equity-based compensation arrangements are conducted in accordance with the terms of the plans and agreements.